# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SOLVENTUM CORPORATION, CIK 0001964738
CUSIP: 83444M101
Title of class of securities: Common Stock, Par Value $.01 Per Share
Address of issuer's principal executive offices: 3M Center, Building 275-6W, 2510 Conway Avenue East, Maplewood, Minnesota (MN), 55144
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001172661-25-004737
Filed by CIK 0001483866

## Reporting persons
- Independent Franchise Partners, LLP: type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); sole voting power 15,002,913; shared voting power 91,652; sole dispositive power 15,355,691; shared dispositive power 0; aggregate amount beneficially owned 15,355,691 (8.85% of the class)

## Item 1. Issuer
Name of issuer: SOLVENTUM CORPORATION
Address of issuer's principal executive offices: 3M Center, Building 275-6W 2510 Conway Avenue East, Maplewood, Minnesota 55144

## Item 2. Person Filing
Name of person filing: Independent Franchise Partners, LLP
Address of principal business office or, if none, residence: Level 1, 10 Portman Square, London W1H 6AZ, United Kingdom
Citizenship: United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 15,355,691
Percent of class: 8.85%
Sole power to vote or to direct the vote: 15,002,913
Shared power to vote or to direct the vote: 91,652
Sole power to dispose or to direct the disposition: 15,355,691
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Independent Franchise Partners, LLP: Sandeep Ghela, Sandeep Ghela / Chief Operating Officer (01/27/2026)